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                              UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                              SCHEDULE 13D

               Under the Securities Exchange Act of 1934
                         (Amendment No. 1)


                              MDT Corporation
                              (Name of Issuer)

                              Common Stock

- ---------------------------------------------------------------------------

                    (Title of Class of Securities)

                                552687105
                              (CUSIP Number)

                         Christopher J. Rupright, Esq.
                         Shartsis Friese & Ginsburg
                      One Maritime Plaza, 18th Floor
                         San Francisco, CA 94111
                              (415) 421-6500
- ---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         May 24, 1996
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                                            SEC 1746 (12-91)

SCHEDULE 13D

CUSIP No. 552687105                                    Page 2 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Lawndale Capital Management, LLC
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       / X /
                                                            (b)       /  /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  494,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              494,600
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     494,600
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     OO and IA
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 552687105                                    Page 3 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Andrew E. Shapiro
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     AF and PF
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 5,100
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  494,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  5,100
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              494,600
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     499,700
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.4
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     IN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 552687105                               Page 4 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Partners, L.P.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  421,000
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              421,000
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     421,000
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.2
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

SCHEDULE 13D

CUSIP No. 552687105                                    Page 5 of 14 Pages

- ---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

     Diamond A Investors, L.P.
- ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)       /X /
                                                            (b)       / /
- ---------------------------------------------------------------------------
3    SEC USE ONLY
- ---------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     WC
- ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               / /
- ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     California
- ---------------------------------------------------------------------------
      NUMBER OF          7    SOLE VOTING POWER
       SHARES                 -0-
    BENEFICIALLY         --------------------------------------------------
      OWNED BY           8    SHARED VOTING POWER
        EACH                  73,600
      REPORTING          --------------------------------------------------
       PERSON            9    SOLE DISPOSITIVE POWER
        WITH                  -0-
                         --------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              73,600
- ---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     73,600
- ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /
- ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1
- ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
- ---------------------------------------------------------------------------
*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 6 of 14 Pages

ITEM 1.   SECURITY AND ISSUER.

This statement relates to Common Stock (the "Stock") of MDT Corporation, a Delaware corporation ("MDT"). The principal executive office of MDT is located at Stratford Hall, Suite 200, 1009 Slater Road, Morrisville, NC 27560.

ITEM 2.   IDENTITY AND BACKGROUND.

The persons filing this statement and the persons enumerated in Instruction
C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a) Lawndale Capital Management, LLC, a California limited liability company ("LCM"); Diamond A Partners, L.P., a California limited partnership ("DAP"); Diamond A Investors, L.P., a California limited partnership ("DAI"); and Andrew E. Shapiro ("Shapiro").

(b) The business address of LCM, DAP, DAI and Shapiro is One Sansome Street, Suite 3900, San Francisco, California 94104.

(c) LCM is the investment adviser to and the general partner of DAP and DAI, which are investment limited partnerships. Shapiro is the sole manager of LCM.

(d) During the last five years, none of such persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of such persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Shapiro is a citizen of the United States of America.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 7 of 14 Pages

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The source and amount of funds used in purchasing the Stock were as follows:


Purchaser      Source of Funds               Amount

LCM            Funds Under Management(1)     $2,557,199.80
DAP            Working Capital               $2,178,675.00
DAI            Working Capital               $  378,524.80
Shapiro        Personal Funds                $   30,294.00

(1)  Includes funds of DAP and DAI invested in Stock.

ITEM 4.   PURPOSE OF TRANSACTION.

In connection with MDT's recently announced merger agreement with Getinge Industrier AB (Publ) (the "Proposed Transaction"), the Reporting Persons have advised MDT's Board of Directors and its advisors in a letter dated May 29, 1996 (attached hereto as Exhibit B), that, based on the current disclosure by MDT, the Reporting Persons do not intend to tender their Stock.

The Reporting Persons have been in contact with and may contact and solicit other shareholders regarding the proposed transaction.

The Reporting Persons have also been in contact with and continue to be in contact with other unaffiliated parties expressing interest in alternative transactions involving all or part of MDT. The Reporting Persons have referred those other parties to MDT's investment adviser, Lehman Brothers.

The Reporting Persons may acquire additional shares of Stock in the open market from time to time, and may acquire shares representing more than 10% of the outstanding shares of MDT. The Reporting Persons have been in contact with management and members of the board of directors of MDT to discuss acceleration of strategies MDT plans to employ to maximize the value of the Stock, which the Reporting Persons continue to believe to be undervalued.
The Reporting Persons have also been in contact with other significant shareholders of MDT regarding these issues. The Reporting Persons may continue such activities.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 8 of 14 Pages

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

The beneficial ownership of the Stock of the persons named in Item 2 of this statement is as follows at the date hereof:

               Aggregate
               Beneficially
               Owned                Voting Power       Dispositive Power
Name      Number         Percent   Sole      Shared    Sole      Shared

LCM       494,600        7.4         -0-     494,600     -0-     494,600
Shapiro   499,700        7.4       5,100     494,600   5,100     494,600
DAP       421,000        6.2         -0-     421,000     -0-     421,000
DAI        73,600        1.1         -0-      73,600     -0-      73,600

The persons filing this statement effected the following transactions in the Stock on the dates indicated, and such transactions are the only transactions in the Stock by the persons filing this statement since March 25, 1996.

     Purchase                 Number         Price     Broker
Name  or Sale  Date           of Shares      Per Share Used

DAP       P    3/27/96          1,300        4.563     INST
DAI       P    3/27/96            700        4.563     INST
DAI       P    3/29/96          1,000        4.563     INST
DAP       P    4/30/96          1,000        4.500     INST
DAI       P    5/7/96           1,000        4.375     INST
DAP       P    5/13/96          1,600        4.453     INST
DAI       P    5/13/96            400        4.453     INST
DAP       P    5/24/96          4,300        4.375     INST
DAI       P    5/24/96            700        4.375     INST
DAI       P    5/28/96         10,000        4.438     CANT
DAI       P    5/28/96          3,000        4.375     INST
DAP       P    5/28/96          1,000        4.375     INST

     INST      -    Instinet Corporation
     CANT      -    Cantor Fitzgerald

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 9 of 14 Pages

ITEM. 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

LCM is the general partner of DAP and DAI pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of DAP and DAI in Stock, to vote and dispose of Stock and to file this statement on behalf of DAP and DAI. Pursuant to such limited partnership agreements, the general partner of DAP and DAI is entitled to allocations based on assets under management and realized and unrealized gains.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

A. Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G (previously filed).

B.   Letter referred to in Item 4.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

DATED:    May __, 1996.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.



By:  ____/s/ Andrew E. Shapiro___       By:  ____/s/ Andrew E. Shapiro___
     Andrew E. Shapiro                       Andrew E. Shapiro
     General Partner                         General Partner

LAWNDALE CAPITAL MANAGEMENT, INC.



By:  ___/s/ Andrew E. Shapiro_____      _____/s/ Andrew E. Shapiro______
     Andrew E. Shapiro                       Andrew E. Shapiro
     President

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 10 of 14 Pages

                                                            EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of Common Stock of MDT Corporation, a California corporation. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, Inc., a California corporation, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

DATED:  December 6, 1995.

DIAMOND A PARTNERS, L.P.                DIAMOND A INVESTORS, L.P.



By:  ___/s/ Andrew E. Shapiro____       By:  ___/s/ Andrew E. Shapiro____
     Andrew E. Shapiro                       Andrew E. Shapiro
     General Partner                         General Partner

LAWNDALE CAPITAL MANAGEMENT, INC.



By:  ____/s/ Andrew E. Shapiro______    ______/s/ Andrew E. Shapiro______
     Andrew E. Shapiro                       Andrew E. Shapiro
     President

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 11 of 14 Pages

                                                  EXHIBIT B

                    Lawndale Capital Management, LLC


Andrew E. Shapiro
President

Mr. J. Miles Branagan
Chairman
MDT Corporation
Stratford Hall #200  1009 Slater Road
Morrisville, North Carolina

Dear Miles,

Lawndale Capital Management has been an investor in MDT Corp. (MDT or the Company) for several years and is currently the Company's second largest shareholder. MDT is a company with substantial tangible and intangible asset value and market position. We have been critical of MDT's management and certain members of its Board for dragging their feet in maximizing the value of these underutilized assets. Our dissatisfaction was expressed when we led a special proxy action in June 1994 to prod the Board basically to "do its job". The Company's announcement on December 20, 1995 of the retirement of Miles Branagan and the search for a new CEO and President led us to believe that significant positive actions were being taken. Thus, the Board's decision to sell the Company to Getinge Industrier AB (Getinge) for $4.50/share, and more importantly the method under which our Company is being given away, is appalling!

We find the sale of our Company for a discount to both market and book value UNACCEPTABLE absent greater evidence that this is the best price a full and fair auction would bring. The process by which an agreement to sell MDT came about raises serious questions in our mind as to whether the Board has abrogated to management its fiduciary duty to maximize shareholder value.

For the past few years, MDT's marketplace has been undergoing consolidation and has presented the Company with a number of opportunities which include among others:
* #2 market share behind Amsco, which for almost the past two years has been banned by the FDA from introducing new products,
* an enormous installed base of users to service and sell consumables to, and,
* leading edge technology to address certain growing niches of sterilization.

But these opportunities have gone largely unrealized. Instead, MDT shareholders have suffered the Company's poor financial and stock price performance at the hands of a management team that has seemed

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 12 of 14 Pages

incapable of capitalizing on the Company's actual and intrinsic assets. Management's response to these disappointments has been to blame external forces. Meanwhile, until recently, the Company's Board acted too slowly to remove the root of the problem and get our Company back on track to exploit its changing marketplace.

At the 1994 annual meeting, shareholders sent a resounding "wake-up" call to the Board with their overwhelming 32% response to our last minute "vote no" proxy campaign. We were initially pleased when the Board agreed to bring on new members and committed to make major cost cuts to expand operating margins on MDT's $135 million in annual sales.

However, the new Board members weren't named until 1995 and cost cuts have yet to find their way to the Company's bottom line. The savings purportedly were spent on moving the Company's headquarters and senior management to North Carolina, severance costs, various other "restructuring" charge-offs, protecting our valuable plasma sterilization patents and preserving our market share position.

By December 1995, our frustration again piqued, we demanded greater actions, increased our holdings and filed a schedule 13-D with the SEC. Soon thereafter, the Company announced that Miles Branagan, Chairman, CEO and President would be stepping down and a new leader would be hired quickly. Again it seemed the Board was ready to focus MDT on its market opportunities and its challenges.

Unfortunately, our optimism was again short lived. Suddenly, this last month, the CEO hiring process ceased and this "great sell-out" was announced.

Our first impression is that management's decision to sell our Company comes closer to the bottom of its cyclical market than the top and may be motivated by other factors not clearly present. But deferring to the Board's business judgement on this point, before we can approve this transaction we at Lawndale and presumably all shareholders want answers to the following questions.

* WHY AGREE TO A PRICE THAT IS BELOW MDT'S RECENT AVERAGE CLOSING PRICE?
We believe MDT's stock price underperformance has been more a reflection of shareholders lack of confidence in management's, and in particular Mr. Branagan's, abilities to lead MDT rather than any reflection of low Company
value.   Had the Company completed the replacement of Mr. Branagan and installed a more capable management team before negotiating the Company's sale, MDT's stock price would likely have been much higher than $4.875/share price it was when the Getinge deal was announced. For example, just on the December announcement of a search for a new CEO and President, MDT stock traded at $6 a share.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 13 of 14 Pages


* WHY RECOMMEND A PRICE THAT IS SUBSTANTIALLY BELOW THE NET BOOK VALUE OF MDT'S ASSETS?
By our calculations, after writing off all that Getinge and presumably what MDT's auditors dug up at this March year-end, MDT's book value is $5.82 a share. Absent a full and fair auction, what justifies almost a 30% discount to this value?

* IF THE BOARD DECIDED TO SELL THE COMPANY WHY DIDN'T IT CONDUCT A FULL AND FAIR AUCTION?
Only weeks earlier, MDT's main competitor, AMSCO, was acquired for a price that is arguably DOUBLE the purchase multiple MDT is being offered.
Amsco's price was derived after Amsco's advisor, Goldman Sachs, brought not
one but FIVE potential acquirors in.   Both Goldman Sachs and Steris's
advisor, First Boston, performed Comparable Acquisitions Analysis and Comparable Companies Analysis with respect to more than 20 companies. Lehman Brothers' approach to one "Other Party " late in the process is simply "smoke and mirrors" to "bless" the deal. We are curious as to which companies and transactions Lehman Brothers "deemed relevant" in its "fairness" opinion. Based on the inquiries we have received and referred to Lehman Brothers, a higher bid may emerge. But how can MDT expect to get the highest bid without providing for a full and fair auction? The fact is the Board did NOT conduct a full and fair auction. And we are at a loss to know why!

* IF MDT DIDN'T CONDUCT AN AUCTION, HOW CAN THE BOARD MAXIMIZE VALUE BY SIGNING AWAY THE RIGHT TO SOLICIT COMPETING BIDS?
Maybe a "no shop" provision would be appropriate if the Company had retained, and announced to shareholders it had retained, an investment advisor to provide multiple choices before the Board decided. But MDT didn't.

In addition, we are concerned about these other points.

* WHY AREN'T SHAREHOLDERS GETTING PAID FOR MDT'S NEW PLASMA STERILIZATION TECHNOLOGY?
A sale at or below book value appears to give away this technology for free. If the original reason for discussions with Getinge were for distribution of MDT's new plasma sterilization technology presumably there is some value here. Why d id the Company continue years of patent litigation with Abtox protecting such technology at a cost of millions only to give it away now?

* ARE THE SEVERANCE PAYMENTS THAT CAUSED GETINGE TO DROP ITS BID PRICE PAYABLE TO SENIOR MANAGEMENT?
Would these payments have been made if the Company followed through on its announced plans to replace Mr. Branagan with a new president and CEO? We find it disheartening that rather than go gracefully, management has put the Company on the sales block to possibly ensure activation of the change of control "golden parachute" provisions in their contracts.

                               SCHEDULE 13D

CUSIP No. 552687105                                    Page 14 of 14 Pages


* WHY WAS THERE NO MENTION OF THE SEARCH FOR A NEW CEO/PRESIDENT IN THE COMPANY'S RECOMMENDATION STATEMENT?
The shareholders have a right to know that the choice is not between Mr. Branagan and the cash. Either the Board has a new leader or candidates in the wings or it has a duty to get one in the eventuality that the minimum 66 2/3% of all shares outstanding do not tender.

Until we have answers to these questions, why shouldn't shareholders vote no on the deal? Until there is a full and fair auction, why shouldn't shareholders vote no on the deal? We believe the Board must do more to demonstrate that it is exercising its fiduciary duties to all shareholders to maximize the value of our investment.

As I have always said to you, if our facts are wrong, let us know. We have always been open to be educated on the issues. But as it stands now, the proposed deal, and the manner in which it was cut, doesn't smell right. We are not about to tender our shares for $4.50 a share and are considering other actions as well.


Sincerely


Andrew E. Shapiro
President




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